October 11, 2005

Mr. Brad Skinner
Accounting Branch Chief
United States
Securities and Exchange Commission
Room 4562
Washington, D.C. 20549

Re:	Cardinal Communications, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Filed August 18, 2005
File No. 1-15383

Dear Mr. Skinner,

Thank you very much for your comments; I believe that working through your comments with my staff will enhance our Company disclosures in future filings. My staff and I appreciate your time spent on our filings. We will take your comments in order of your letter.

Comment 1.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

1.
Cardinal’s disclosures under this section appear to be overly general and do not provide the information required under Item 303 of Regulation S-B and SEC Release Nos. 33-8350 and 33-6835. Please tell us, with a view towards disclosure in future filings, how you have addressed the requirements provided in this guidance regarding material changes from period to period in your financial statement line items, known trends or uncertainties and your liquidity.

Response 1.

In future filings we are changing the way we approach our Management Discussion and Analysis (MD&A). After reviewing our historical report you cited above and particularly Item 6 we feel we need to better explain the context of our operations. We always strived to technically meet the disclosure requirements; however we only included abbreviated descriptions of the technical items and not sufficient insight as to why the results occurred or as to our objectives with the company and how these results affect our objectives.

We will be changing the way we approach our MD&A beginning with our next 10-QSB for the Fiscal Quarter Ended September 30, 2005. We will be discussing how we view the Company and give a more detailed explanation of how we are working to solve our liquidity problems. As part of the process we will be enlisting our subsidiary Presidents to add insight into their operations and provide more detail regarding important trends and events that will likely affect our performance. Our discussion will target:

a)	Material trends, events or uncertainties,
b)	Source of liquidity,
c)	Material commitments for capital expenditures and how we expect to fund these commitments,
d)	Any extra-ordinary sources of income or expense,
e)	Explanations of material differences from period to period in our financial statements,
f)	Any seasonal aspects of our business that had a material impact on our business.
g)	Any off-balance sheet arrangements that may impact our business, and
h)	any commitments and contingencies that may affect our business.

Comment 2.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Notes to Consolidated Financial Statements

Revenue Recognition, page 14

2.
We note Cardinal’s disclosure regarding fees received from mortgage lenders. To aid investor understanding of the financing activities related to sales in your real estate operations, expand your disclosure in future filings to address the following:

a.	Explain how sales of Cardinal’s Real Estate are financed;
b.	Describe, in reasonable detail, Cardinal’s initial and continuing involvement in sales financing, and
c.
Explain how Cardinal’s involvement in sales financing is reflected in Cardinal’s financial statements. Address how the timing and amount of any assets or revenues recognized in connection with financing activities are determined.

Note that this comment applies to disclosure in the notes to Cardinal’s financial statements as well in the business and MD&A sections of future filings.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

Response 2.

Beginning with our next 10-QSB for the Fiscal Quarter Ended September 30, 2005 we will describe the Real Estate Sales Process and how we use outside mortgage companies for many of our sales, but we also use our mortgage broker subsidiary, Lighthouse Lending as a preferred broker to place the loans with 3rd parties. We will explain the process of closing real estate sales including the distribution of proceeds - first to any direct construction loans and second, any proceeds are then distributed directly on the day of closing to the company. We will also describe how Lighthouse Lending receives its commission for placing loans.

Comment 3.

Marketable Securities and Comprehensive Loss, page 15

3.
Please explain to us how Cardinal determined that the securities receivable related to the ZKID stock has had value since entering into the sale transaction. As part of Cardinal’s response, explain to us Cardinal’s basis for concluding that ZKID is willing and/or able to compensate you for the fair value differential required by the original agreement.

Response 3.

The Section in our 10Q-SB for the Fiscal Quarter Ended June 30, 2005 reads:

Marketable Securities and Comprehensive Loss

In May 2004, the Company sold Children's Technology Group, Inc., dba MomsandDads, to ZKID Network Company (OTCBB: ZKID). The terms of the sale provided for ZKID to pay us $600,000 in stock consideration (the "Purchase Price'). At closing the Company received 4,000,000 shares of ZKID common stock valued at $0.15 per share. The terms of the purchase and sale agreement provide that if the shares issued to us do not have a market value of at least $600,000, then ZKID would issue additional shares to us for the difference. At this time there is doubt that Zkid Network will be able to fully satisfy the terms of this agreement and therefore the Company is recording the unrealized loss as comprehensive loss. At June 30, 2005 the market value of the 4,000,000 shares was $48,800 and therefore the Company recorded a $551,200 comprehensive loss.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

In order to write this disclosure, we started by calculating the June 30, 2005 value of the 4 million shares of ZKID stock we currently own as:

4,000,000 shares X $.0122/share = $48,800

The Share Price above reflects the average of the high and low of ZKID’s share price on June 30, 2005 rounded to 4 digits.

Next we subtracted the June 30, 2005 value from the purchase price of the sale:

$600,000 - $48,800 = $551,200

The $551,200 amount we are due from ZKID per the terms of the sale of our assets. We have attempted contact with Mitchel Letterer the President of ZKID and have been unable to confirm ZKID’s ability to pay this debt through the issuance of additional shares. In prior periods, we had recorded a Securities Recievable for the short fall in value of the stock compared to the agreed upon value. We continually evaluate the ability of ZKIDs to issue additional shares for the short fall. During the second quarter of 2005 we determined that due to the decline in market value, it was appropriate to record the difference as a component of Comprehensive Loss. We believe that ZKIDs market value decline is temporary and will adjust the value quarterly in our filings.

Comment 4.

Note 5. Acquisitions, page 17

4.
Please explain to us how Cardinal determined the fair value of the common and preferred stock issued in the acquisition of Sovereign Partners, LLC. Provide us with any analysis that shows the number of common and preferred shares used in the calculations and explain the basis of your determination of fair value. In addition, explain to us why you have not disclosed the nature of the significant contingent consideration that may be earned by the sellers.

Response 4.

The Note 5. Acquisitions in our 10Q-SB for the Fiscal Quarter Ended June 30, 2005 reads:

Note 5. ACQUISITIONS

Sovereign Partners, LLC

On February 18, 2005, the Company closed on the acquisition with Sovereign Partners, LLC (Sovereign) to acquire 100% of the membership interests of Sovereign from the Members in exchange for the issuance of 35,000,000 shares of the Company’s common stock and 100,000 shares of the Company’s newly created Series B Convertible Preferred Stock. Under the terms of the acquisition agreement the members are to be issued an additional 125,000 shares of Series B Preferred Stock on each of January 1, 2006 and July 1, 2006. As a result of the Acquisition, Sovereign is now owned and operated as a wholly owned subsidiary of the Company. Sovereign operations include real estate development and the related communications infrastructure for residential, multiple dwelling unit (apartment) and planned community developments. See Sovereign Acquisition under Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations below.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

This transaction was accounted for using the purchase method and, accordingly, the purchase price has been allocated to net assets acquired based on their estimated fair values at the date of acquisition. The preliminary allocation resulted in goodwill totaling approximately $6,841,073. Goodwill was recorded at its purchase price and is not being amortized. Pursuant to SFAS 142 (“Goodwill and Other Intangible Assets”) and SFAS 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) the Company evaluates its goodwill for impairment annually. Pro forma results of operations are presented on a Current Report on Form 8-K by amendment filed August 4, 2005. Financial statements for years ended 2002, 2003 and 2004 are included in the August 4, 2005 Current Report on Form 8-K/A.

Sovereign Preliminary Purchase Price Allocation

Consideration
Stock	$5,705,000
Transaction costs	294,765
Minority Interest	4,750,672
Assumption of liabilities	43,003,203
Adjusted Purchase Price	53,753,640

Allocation to Assets	(46,912,567)

Residual Value of Goodwill	$6,841,073

The preliminary estimate of assets represents management’s best estimate based on currently available information; however, such estimate may be revised within the one-year period following the acquisition date. The Company has engaged a third party business valuation expert to assess the fair market value of Sovereign and its assets.

The following unaudited proforma condensed statements of operations assumes the Sovereign Partners, LLC acquisition occurred on January 1, 2005 and presents proforma financial information for the six months ended June 30, 2005.

Proforma adjustments, in the opinion of management, only an adjustment to expenses is currently necessary to present fairly such unaudited proforma condensed statements of operations.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

	January 1 to	January 1 to	Proforma	Proforma
	June 30	February 18
	Cardinal	Sovereign	Adjustments	Combined

Revenues	$12,851,297	$3,240,113	$-	$16,091,410

Expenses
Costs of Goods Sold	7,457,777	2,639,582		10,097,359
Depreciation and amortization	719,346	37,842		757,188
General and administrative	7,020,384	583,500	4,375	7,608,259
Total Operating Expenses	15,197,507	3,260,924	4,375	18,462,806
-
Operating (loss)	(2,346,210)	(20,811)	(4,375)	(2,371,396)
Other (expense)	(857,401)	(45,957)		(903,358)
-
Net (loss)	$(3,203,611)	$(66,768)	$(4,375)	$(3,274,754)
-
Net (loss) per common share	(0.01)			(0.01)
Weighted average shares outstanding	234,745,683			234,745,683

End of excerpt.

The determination of the fair value of the common and preferred stock issued in the acquisition of Sovereign Partners, LLC was calculated by multiplying the summation of the common stock, and the issued and committed preferred stock (on an “as if” converted to common stock basis) by the average share price of our stock on the stock issuance date.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

Below is an analysis of the determination of the stock value of $5,705,000 previously reported:

Stock consideration provided at purchase:
		Preferred B Stk		Common Stk
	Common Stock			35,000,000	shr
	Preferred B Stock	100,000	shr

Guaranteed future stock payments:

January 1, 2006	Preferred B Stock	125,000	shr
July 1, 2006	Preferred B Stock	125,000	shr
	Total Preferred Stock consideration:	350,000	shr

The Preferred B stock is convertible to Common Stock in a ratio of 1:100 therefore 350,000 shares of convertible, Preferred B Stock would convert into 35,000,000 shares of common stock.
	"As if" converted Preferred B Stock			35,000,000	shr
Total Common Stock equivalent of consideration:				70,000,000	shr
				X
The acquisition shares were issued on February 16, 2005 and the average of the high and low market price of Cardinal's stock on that day was $.0815 per share.				$ 0.0815	per shr
Fair value of stock consideration committed to in Sovereign acquisition:				$ 5,705,000.00

In our Form 8-K Current Report filed February 25, 2005 which was subsequently amended August 4, 2005, we detail the terms of how additional shares can be earned by the selling members of Sovereign Partners, LLC. Below is an extract of that filing:

Under the terms of the Acquisition Agreement, the Members will be issued shares of Common Stock and Preferred Stock, as follows: (i) 35,000,000 shares of Common Stock and 100,000 shares of Preferred Stock at the closing of the acquisition; (ii) 125,000 shares of Preferred Stock on each of January 1, 2006 and July 1, 2006; (iii) 250,000 shares of Preferred Stock at such time as the Net Operating Income of Sovereign after January 1, 2005 is equal to or greater than $6,000,000; and (iv) 400,000 shares of Preferred Stock if the Net Operating Income of Sovereign ending on the period twenty-four months following the closing of the acquisition is equal to or greater than $5,000,000. For the purposes of the Acquisition Agreement, Net Operating Income means for any period the “EBITDA” on a consolidated basis for Sovereign and all of its subsidiaries, in accordance with generally accepted accounting principles. “EBITDA” means earnings before interest, taxes, depreciation and amortization.

In addition, the Members may earn additional shares of Common Stock or Preferred Stock if the average annualized Net Operating Income for the period commencing on the closing and ending on the twenty-four month anniversary date of the closing is: (A) greater than $5,000,000, but less than or equal to $6,000,000, then the Members will receive in the aggregate an additional 0.05 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; (B) greater than $6,000,000 but less than or equal to $7,000,000, then the Members will receive in the aggregate an additional 0.10 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; (C) greater than $7,000,000 but less than or equal to $8,000,000, then the Members will receive in the aggregate 0.15 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; or (D) greater than $8,000,000 for that period, then the Members will receive in the aggregate 0.20 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000 (collectively, the “Twenty-Four Month Issuances”).

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

In addition, the Members may earn additional shares of Common Stock or Preferred Stock as follows: if the average annualized Net Operating Income for the period commencing on the Closing and ending on the thirty-six month anniversary date of the closing is: (A) greater than $5,000,000, but less than or equal to $6,000,000, the Members will receive in the aggregate an additional 0.10 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; (B) greater than $6,000,000 but less than or equal to $7,000,000, then the Members will receive in the aggregate an additional 0.20 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; (C) greater than $7,000,000 but less than or equal to $8,000,000, then the Members will receive in the aggregate 0.30 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000; or (D) greater than $8,000,000 for that period, then the Members will receive in the aggregate 0.40 shares of Preferred Stock for each dollar that the average annualized Net Operating Income for that period exceeds $5,000,000. Such issuances will be reduced by the number of shares of Common Stock or Preferred Stock received pursuant to the Twenty-Four Month Issuances, if any.

Under the terms of the Acquisition Agreement, the aggregate number of shares of capital stock of the Company issuable to the Members is limited to 300,000,000 shares of Common Stock or such number of shares of Preferred Stock that is convertible into 300,000,000 shares of Common Stock, or any combination of Preferred Stock and Common Stock which does not exceed 300,000,000 shares of Common Stock in total.

The Company may suspend the issuance of additional shares of Common Stock or Preferred Stock upon certain “breaches” by Sovereign defined in the Acquisition Agreement. In the event of a breach, any shares that have not yet been issued to the Members under the terms of the Acquisition Agreement may be withheld by the Company until the earlier of (i) twelve months from the date such shares would have otherwise been issued to the Members or (ii) such time as any such breach has been cured by Sovereign.

Beginning with our next 10-QSB for the Fiscal Quarter Ended September 30, 2005 we will fully describe this contingency and our estimate of the likelihood of its payment.

Personal Note

We appreciate all of your comments and will strive to meet and exceed your expectations now and in the future. Thank you for you and your staff’s time reviewing our public filings.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 11, 2005	By: /s/ David A. Weisman
Name: David A. Weisman
Title: Chief Executive Officer

Date: October 11, 2005	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated September 28, 2005